FundX Investment Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

September 19, 2022

VIA EDGAR SUBMISSION – FORM DEL AM

Mr. Daniel Greenspan and Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for the FundX Upgrader Fund and FundX Aggressive Upgrader Fund (the “Target Funds”) and FundX ETF and FundX Aggressive ETF (the “Acquiring Funds”)
Registration Statement on Form N-14 (File No. 333-267121)

Dear Mr. Greenspan and Ms. Lithotomos

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of FundX Investment Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the Registration Statement) (File No. 333-267121) relating to the reorganization of the Target Funds, each a series of FundX Investment Trust, with and into the Acquiring Funds, each a series of FundX Investment Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on August 26, 2022 (Accession No. 0000894189-22-006384) and was scheduled to go effective September 26, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of San Francisco and State of California on September 19, 2022.

No fees are required in connection with this filing. If you have any questions regarding this filing, please call the undersigned at (415) 248-8371.

Sincerely,

By:/s/ Jeff Smith
Jeff Smith, President

Enclosures